EXHIBIT 99.3

SCHEDULE “B”

Form 51-102F6
Statement of Executive Compensation
(for the year ended March 31, 2011)

LEVON RESOURCES LTD.

For purposes of this Statement of Executive Compensation, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)	each of the Company’s three most highly compensated executive officers, other than the CEO and

CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year;

Each a “Named Executive Officer” (“NEO”).

Based on the foregoing definition, during the last completed fiscal year of the Company, there were three Named Executive Officers, namely, its CEO & President, Ron Tremblay, its CFO, Lisa Sharp and its Vice President Exploration, Victor Chevillon.

1)    COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and granting incentive stock options to the NEOs. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The process for determining executive compensation relies solely on Board discussions with input from and upon the recommendations of the Compensation Committee, without any formal objectives, criteria or analysis.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation Discretionary cash payment	Retain qualified leaders, motivate strong business performance.

Incentive Bonuses		Reward individual performance in achieving corporate goals

Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

2)  SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended March 31, of the Company to its NEOs:

			Share-	Option-	Non-equity
			based	based	incentive	Pension	All other	Total
Name and		Salary	awards	awards	plan compensation	value	compensation	compensation
principal position	Year	($)	($)1	($) 2	($)3	($)4	($)	($)

RON TREMBLAY*	2009	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000
Director,	2010	$50,000	NIL	NIL	NIL	NIL	NIL	$50,000
President & CEO	2011	$165,000	NIL	$8,367,950	$250,000	NIL	NIL	$8,782,950

LOUIS WOLFIN **	2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Former Director,	2010	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Chairman and CEO	2011	NIL	NIL	NIL	NIL	NIL	NIL	NIL

LISA SHARP CFO	2009	$8,920	NIL	NIL	NIL	NIL	NIL	$8,920
	2010	$13,567	NIL	$28,460	NIL	NIL	NIL	$42,027
	2011	$20,900	NIL	$110,640	NIL	NIL	NIL	$131,540

VICTOR CHEVILLON	2009	$60,136	NIL	NIL	NIL	NIL	NIL	$60,136
VP EXPLORATION	2010	$117,992	NIL	$90,320	NIL	NIL	NIL	$208,312
	2011	$211,063	NIL	$3,270,150	NIL	NIL	NIL	$3,481,213

1 The Company does not currently have any share-based award plans.
2 The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model. The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 112.83%; Risk Free Interest Rate –1.96%.
3 The Company’s sole non-equity incentive plan is the payment of discretionary annual cash bonuses
4 The Company does not have any pension plans

* Mr. Tremblay is a director of the Corporation, and has served as its President since November 29, 2006 and as its CEO since September 11, 2009.
** Mr. Wolfin was formerly a Director and the CEO of the Company. On September 11, 2009, he resigned as CEO, and on September 27, 2010, he resigned as Director and Chairman and Mr. Ron Barbaro was appointed Chairman.

Annual Base Salary

Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison with the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

Option Based Awards

An Option Based Award is in the form of an incentive stock option plan. The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee. The plan currently used by the Company is 2009 Stock Option Plan.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time. For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board of Directors.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable.

All previous grants of option-based awards are taken into account when considering new grants.

3)    INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2011:

	Option-based Awards				Share-based Awards
						Market or
	Number of					payout value
	securities			Value of	Number of	of share-based
	underlying	Option		unexercised in-	shares or units	awards that
	unexercised	exercise	Option	the-money	of shares that	have not
	options	price	expiration	options	have not vested	vested
Name	(#)	($)	date	($)(1)	(#)	($)(1)

RON TREMBLAY	150,000	$0.10	Oct. 2, 2011	$255,000	Nil	Nil
Director, President	1,500,000	$1.00	Sep 3, 2015	$1,200,000	Nil	Nil
& CEO	5,000,000	$1.65	Mar 25, 2016	$750,000	Nil	Nil

LOUIS WOLFIN Former Director, Chairman & CEO	Nil	Nil	N/A	Nil	Nil	Nil

LISA SHARP	50,000	$1.00	Sep 3, 2015	$40,000	Nil	Nil
CFO	50,000	$1.65	Mar 25, 2016	$7,500	Nil	Nil

VICTOR CHEVILLON	100,000	$0.35	Sep 14 2012	$145,000	Nil	Nil
	200,000	$0.70	Jan 28, 2015	$220,000	Nil	Nil

VP Exploration	500,000	$1.00	Sep 3, 2015	$400,000	Nil	Nil
	2,000,000	$1.65	Mar 25, 2016	$300,000	Nil	Nil

(1)
In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2011 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2011 was $1.80 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended March 31, 2011:

	Option-based		Non-equity incentive plan
	awards – Value vested	Share-based awards – Value	compensation – Value earned
	during the year	vested during the year	during the year
Name	($) (1)	($)	($)

RON TREMBLAY Director, President & CEO	$650,000	Nil	Nil

LOUIS WOLFIN Former Director, Chairman & CEO	Nil	Nil	Nil

LISA SHARP CFO	$6,500	Nil	Nil

VICTOR CHEVILLON VP Exploration	$260,000	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4)    PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)    TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company did not have, at the end of its most recently completed fiscal year, any employment contracts with the NEOs under which there are any specified provisions for termination of employment or change in responsibilities.

6)    DIRECTOR COMPENSATION

The following table sets forth the value of all compensation paid to the directors in their capacity as directors during the most recently completed financial year ended March 31, 2011:

Director Compensation Table

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($) (5)	($)	($)	($)	($)

William Glasier(1)	NIL	NIL	$293,408	NIL	NIL	NIL	NIL
Gary Robertson(1)	NIL	NIL	$384,301	NIL	NIL	NIL	NIL
David Wolfin	NIL	NIL	$221,283	NIL	NIL	NIL	NIL
Victor Chevillon	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Florian Riedl- Reidenstein(1)(4)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
J. Trevor Eyton(1) (3)	NIL	NIL	$287,952	NIL	NIL	NIL	NIL
Robert Cameron(1) (3)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Geoffrey Chater(1) (3)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ron Tremblay(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Ron Barbaro(1)	NIL	NIL	$528,551	NIL	NIL	NIL	NIL
Louis Wolfin(2)	NIL	NIL	NIL	NIL	NIL	NIL	NIL

(1)	Independent & Non-Employee Directors

(2)	NEO’s, see Summary Compensation Table

(3)	On April 11, 2011, Mr, Cameron, Mr. Chater and Mr. Eyton resigned as directors.

(4)	On May 6, 2010, Mr, Riedenstein resigned as director.

(5)
The methodology used to calculate the grant date fair value is based on the Black-Scholes Option Pricing Model. The Company used the following weighted average assumptions in the model to determine the award recorded above: Dividend Yield – Nil; Expected Life – 5 years; Volatility – 114.45%; Risk Free Interest Rate –2.52%.

No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)
any standard arrangement for the compensation of directors for their services in their capacity as Directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of Directors in their capacity as Directors except for the granting of stock options; or

(c)   any arrangement for the compensation of directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX Venture Exchange (the "TSX-V").

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended March 31, 2011:

	Option-based Awards				Share-based Awards
						Market or
	Number of					payout value
	securities			Value of	Number of	of share-based
	underlying	Option		unexercised in-	shares or units	awards that
	unexercised	exercise	Option	the-money	of shares that	have not
	options	price	expiration	options	have not vested	vested
Name	(#)	($)	date	($)(1)	(#)	($)(1)

William Glasier	100,000	$1.00	Sept 3, 2015	$80,000	Nil	Nil
	150,000	$1.65	Mar 25, 2015	$22,500	Nil	Nil

Gary Robertson	200,000	$0.65	July 20, 2015	$230,000	Nil	Nil
	200,000	$1.65	Mar 25, 2016	$30,000	Nil	Nil

David Wolfin	100,000	$0.25	Apr 28, 2014	$155,000	Nil	Nil
	100,000	$1.00	Sep 3, 2015	$80,000	Nil	Nil
	100,000	$1.65	Mar 25, 2016	$15,000	Nil	Nil

Ron Barbaro	200,000	$0.65	July 20, 2015	$230,000	Nil	Nil
	300,000	$1.65	Mar 25, 2016	$45,000	Nil	Nil

J. Trevor Eyton*	300,000	$0.65	July 20, 2015	$172,500	Nil	Nil
	100,000	$1.65	Mar 25, 2016	$15,000	Nil	Nil

Florian Riedl- Riedenstein**	N/A	N/A	N/A	N/A	Nil	Nil

Robert Cameron*	N/A	N/A	N/A	N/A	Nil	Nil

Geoffrey Chater*	N/A	N/A	N/A	N/A	Nil	Nil

(1) In-the-Money Options is the difference between the market value of the underlying securities at March 31, 2011 and the exercise price of the option. The closing market price of the Company's common shares as at March 31, 2011 was $1.80 per common share.

   *  On April 11, 2011, Mr, Cameron, Mr. Chater and Mr. Eyton resigned as directors.
**  On May 6, 2010, Mr, Riedenstein resigned as director.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended March 31, 2011:

	Option-based awards – Value	Share-based awards – Value	Non-equity incentive plan
	vested during the	vested during the	compensation – Value earned
Name	year ($) (1)	year ($)	during the year ($)

William Glasier	$19,500	Nil	Nil

Gary Robertson	$26,000	Nil	Nil

David Wolfin	$13,000	Nil	Nil

Victor Chevillon	Nil	Nil	Nil

Ron Barbaro	$39,000	Nil	Nil

Florian Riedl- Riedenstein**	Nil	Nil	Nil

J. Trevor Eyton*	$13,000	Nil	Nil

Robert Cameron*	Nil	Nil	Nil

Geoffrey Chater*	Nil	Nil	Nil

(1)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

*	On April 11, 2011, Mr, Cameron, Mr. Chater and Mr. Eyton resigned as directors.

**	On May 6, 2010, Mr, Riedenstein resigned as director.